MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

GENERAL

This management’s discussion and analysis (“MD&A”) for Metalla Royalty & Streaming Ltd. (the “Company” or “Metalla”) is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of May 13, 2021, should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2021 and the related notes contained therewith. The Company reports its financial position, financial performance, and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Effective September 1, 2020, The Company elected to change its presentation currency from the Canadian dollar (“C$” or “CAD”) to the United States dollar (“$” or “USD”). The Company applied the change to the United States dollar presentation currency retrospectively, with prior period comparative information translated to the United States dollar at the foreign exchange rate of 1.3042 Canadian dollars per United States dollar. The functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events, and conditions. As a result of this reassessment the functional currency of the Canadian parent company and certain subsidiaries changed from the Canadian dollar to the United States dollar, commencing on September 1, 2020. All dollar amounts included in the following MD&A are in United States dollars except as otherwise indicated.

Additional information relevant to the Company are available for viewing on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Management’s Discussion and Analysis - 2

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, Net Smelter Return Royalties (“NSRs”), Gross Value Return Royalties (“GVRs”), Net Profit Interests (“NPIs”), Gross Proceeds Royalties (“GPRs”), Gross Overriding Return Royalties (“GORs”), Price Participation Royalties (“PPRs”), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol “MTA” and on the NYSE American (“NYSE”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) effective December 17, 2019 and the listing of its common shares on the NYSE effective January 8, 2020. All figures have been adjusted to reflect the one for four share consolidation. In order to better align the Company’s reporting cycle with its peers and its royalty and stream partners, the Company changed its year-end to December 31, beginning with December 31, 2020.

Since March 2020, several measures have been implemented in Canada, Australia, Argentina, Mexico, the United States, and in other jurisdictions where we hold royalties and streams in response to the increased impact from the coronavirus (“COVID-19”). These measures, which include the implementation of travel bans, self-imposed quarantine periods, social distancing, and in some cases mine closures or suspensions, have caused material disruption to business globally. Global financial markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact of COVID-19 on our business operations cannot be reasonably estimated at this time, such as the duration and impact on future production for our partner operators at their respective mining operations. However, the current situation has slowly been improving and is expected to have less of an adverse impact on the Company’s business, results of operations, financial position and cash flows going forward.

COMPANY HIGHLIGHTS

During the three months ended March 31, 2021, and subsequent period the Company:

  increased the number of royalties and streams held to a total of 68 precious metal assets through the following notable transactions:
    subsequent to March 31, 2021, acquired an existing 2.5% NSR royalty on Minera Alamos Ltd.’s La Fortuna project (“La Fortuna”), from Argonaut Gold Ltd. for aggregate consideration of $2.25 million in cash, of which $1.25 million was paid upon closing and the remaining $1.0 million is payable six months after closing. The 2.5% NSR, which is capped at $4.5 million, will be in addition to Metalla’s uncapped 1.0% NSR royalty to increase the total royalty exposure to 3.5% on the La Fortuna project;
    acquired an existing 0.5% NSR royalty on Barrick Gold Corp.’s (“Barrick”) Del Carmen project, which is part of the 9Moz Au Alturas-Del Carmen project in the El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash;
    acquired an existing 0.75% GVR royalty on Eldorado Gold Corp.’s 2Moz Au Tocantinzinho project located in the Tapajos district in the State of Para in northern Brazil, from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash, of which $6.0 million was paid by Metalla on closing and the remaining $3.0 million was paid subsequent to March 31, 2021;
    acquired an existing 1.0%-2.0% NSR royalty on OZ Minerals 1.7Moz Au CentroGold project (“CentroGold”) located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. for total consideration of $7.0 million in cash and with additional contingent payments of up to $11.0 million comprised of shares and cash subject to the successful completion of certain milestones in respect of the CentroGold project; and
    acquired an existing 0.45% NSR royalty on Agnico Eagle Mines Ltd.’s (“Agnico”) Amalgamated Kirkland property in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold’s North Amalgamated Kirkland property (“North AK Property”) at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash.
Management’s Discussion and Analysis - 3

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)
  from inception to March 31, 2021, the Company had distributed 1,314,193 common shares under the ATM Program (as defined below) at an average price of $9.88 per share for gross proceeds of $13.0 million. As at the date of this MD&A, the Company had distributed a total of 1,809,300 common shares under the ATM program for gross proceeds of $17.4 million;

  received or accrued payments on 731 (three months ended February 29, 2020 – 698) attributable gold equivalent ounces at an average realized price of $1,751 (three months ended February 29, 2020 - $1,603) and average cash cost of $12 (three months ended February 29, 2020 - $546) per attributable gold equivalent oz. (see non-IFRS Financial Measures);

  generated operating cash margin of $1,739 (three months ended February 29, 2020 - $1,057) per attributable gold equivalent ounce from the Wharf, Joaquin, and COSE royalties, the New Luika Gold Mine (“NLGM”) stream held by Silverback Ltd. (“Silverback”), the Higginsville derivative royalty asset, and other royalty interests (see non-IFRS Financial Measures);

  recognized revenue from royalty and stream interests, including fixed royalty payments, of $0.7 million (three months ended February 29, 2020 - $1.0 million), net loss of $2.4 million (three months ended February 29, 2020 - $1.6 million), and adjusted EBITDA of negative $0.5 million (three months ended February 29, 2020 - negative $0.1 million) (see non-IFRS Financial Measures);

  recognized payments due (not included in revenue) from the Higginsville derivative royalty asset of $0.5 million (three months ended February 29, 2020 - $Nil) (see non-IFRS Financial Measures); and

  converted C$5.0 million outstanding on the Beedie Capital (“Beedie”) amended loan facility at C$9.90 per share for a total of 505,050 common shares and the Company drew down an additional C$5.0 million from the amended loan facility with a conversion price of C$14.30 per share, in accordance with the terms of the amended loan facility. As at the date of this MD&A, the Company has a total of C$5.0 million outstanding and C$15.0 million available on standby under the amended loan facility.
Management’s Discussion and Analysis - 4

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

PORTFOLIO OF ROYALTIES AND STREAMS

As at March 31, 2021, and as at the date of this MD&A, the Company owned 68 royalties, streams, and other interests. Six of the royalties and streams are in the production stage (five currently producing and one on care and maintenance), twenty- two of the royalties are in the development stage, and the remainder are in the exploration stage.

Notes:

(1) Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.

(2) Kt: kilotonnes; g/t: grams per tonne; oz: ounces; Koz: kilo ounces; Moz: million ounces; KTPA: kilotonnes per annum; and tpd: tonnes per day.

(3) P&P: Proven and Probable; M&I: Measured & Indicated.

(4) See the Company’s website at https://www.metallaroyalty.com/ for the complete list and further details.

Producing Assets

As at March 31, 2021, the Company owned an interest in the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR
Higginsville (2)	Karora Resources	Higginsville, Australia	Au	27.5% PPR
COSE	Pan American	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Joaquin	Pan American	Santa Cruz, Argentina	Au, Ag	2.0% NSR
New Luika	Shanta Gold	Tanzania	Au, Ag	15% Ag Stream
Endeavor (1)	Sandfire Resources	NSW, Australia	Zn, Pb, Ag	100% Ag Stream

(1) The Endeavor mine is currently on care and maintenance and is undergoing an exploration program by new owner Sandfire Resources which is evaluating options for a potential restart.

(2) The Higginsville PPR royalty is designated as a derivate royalty asset on the Company's statement of financial position.

Below are updates during the three months ended March 31, 2021 and subsequent period to certain of our production stage assets and is based on information publicly filed by the applicable project owner:

Wharf Royalty

On April 28, 2021, Coeur Mining Inc. (“Coeur”) reported in a Form 8-K news release, that Wharf produced 19,035 ounces of gold at 0.93 g/t during the first quarter of 2021, in line with the production guidance range of 85-95 Koz for 2021. Activities during the quarter included exploration and infill drilling at the Portland Ridge target in the southern edge of the operation where RC drilling completed 11,775 metres of drilling. Upon completion of infill drilling at Portland Ridge, Coeur plans to shift its focus to the Flossie area, west of Portland Ridge, and the Juno area, located on the north side of Wharf for exploration and infill drilling.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Higginsville Royalty

On April 15, 2021, Karora Resources Inc. announced first quarter production from its Higginsville and Beta Hunt mines of 24,594 ounces of gold, in line with 2021 production guidance of 105-115Koz for 2021.

Metalla holds a 27.5% PPR royalty interest on the difference between the London PM fix gold price and A$1,340/oz on the first 2.5 Koz per quarter until a cumulative total of 34.0 Koz of gold at the Higginsville operation have been delivered. As at March 31, 2021, 6.6 Koz had been delivered.

Management’s Discussion and Analysis - 5

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

New Luika Silver Stream

On April 21, 2021, Shanta Gold Limited (“Shanta”) announced first quarter production of 14,641 ounces of gold, with the ongoing ramp-up of the new third mill at New Luika aiding in the increased throughput for the quarter. 2021 production guidance has been set at approximately 80 Koz of gold. In addition, drilling at the Luika deposit added 76,461 ounces of new indicated resources grading 7.97 g/t, net of depletion. Significant drill results at the Luika deposit include 11.27 g/t gold over 9.29 metres. Further drilling is planned at Luika and Porcupine South for the second quarter to target conversion of inferred resources into measured and indicated resources. On April 19, 2021, Shanta reported an updated indicated resource of 355 Koz at 3.56 g/t gold and an inferred resource of 70 Koz at 3.05 g/t gold at the Luika deposits.

Metalla holds a 15% interest in Silverback Ltd. whose sole business is receipt and distribution of a silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Endeavor Silver Stream

On April 28, 2021, Sandfire Resources Limited (“Sandfire”) reported that exploration work included prospect generation and review and the acquisition of drillhole electromagnetic (“DHEM”) data south of the Endeavor mine. Sandfire interpreted and modelled additional historic DHEM data to generate additional areas requiring investigation in close proximity to the Endeavor orebody. On February 25, 2021, Sandfire reported diamond drilling was conducted during Q4 2020 to provide DHEM survey platforms targeting potential extensions to the Endeavor mine’s mineralization.

Metalla has the right to buy 100% of the silver production up to 20 million ounces (12.6 million ounces remaining under the contract for delivery) from the Endeavor Mine for an operating cost contribution of $1.00 per ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of $7.00 per oz.

Management’s Discussion and Analysis - 6

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Development Stage Assets

As at March 31, 2021, the Company owned an interest in the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
Akasaba West	Agnico Eagle	Val d’Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Beaufor	Monarch Mining	Val d'Or, Quebec	Au	1.0% NSR
Big Springs	Anova Metals	Nevada, USA	Au	2.0% NSR(2)
CentroGold	Oz Minerals	Maranhao, Brazil	Au	1.0%-2.0% NSR(3)
Del Carmen	Barrick Gold	San Juan, Argentina	Au, Ag	0.5% NSR
El Realito	Agnico Eagle	Sonora, Mexico	Au, Ag	2.0% NSR(1)
Fifteen Mile Stream (“FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
FMS (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Fosterville	Kirkland Lake Gold	Victoria, Australia	Au	2.5% GVR
Garrison	Moneta Porcupine	Kirkland Lake, Ontario	Au	2.0% NSR
Hoyle Pond Extension	Newmont	Timmins, Ontario	Au	2.0% NSR(1)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	1.0% NSR
North AK	Kirkland Lake Gold	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Chile	Au	2.0% NSR
San Luis	SSR Mining	Peru	Au, Ag	1.0% NSR
Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Au	2.0% NSR(1)
Tocantinzinho	Eldorado Gold	Para, Brazil	Au	0.75% GVR
Wasamac	Yamana Gold	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
Timmins West Extension	Pan American	Timmins, Ontario	Au	1.5% NSR(1)
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption

(2) Subject to fixed royalty payments

(3) 1.0% NSR on the first 500Koz, 2.0% NSR on next 1Moz, and 1.0% NSR thereafter in perpetuity

Below are updates during the three months ended March 31, 2021 and subsequent period to certain of our development stage assets and is based on information publicly filed by the applicable project owner:

Santa Gertrudis

On April 29, 2021, Agnico announced drilling in the first quarter totaled 22 holes (8,970 metres) focused on advancing Amelia, Espiritu Santo, Santa Teresa and other zones, drill results are expected to be released in the second quarter of 2021. In the second quarter of 2021, additional drilling and metallurgical testing are planned to continue expanding the mineral resources, to generate and test new targets and to advance the oxide heap-leach project concept.

Metalla holds a 2.0% NSR on Santa Gertrudis subject to Agnico’s right to buy back 1% for $7.5 million.

Del Carmen

On May 5, 2021, Barrick announced it had initiated a five rig 8,000 metre drill campaign at Del Carmen-Alturas to test high- grade mineralization controls defined under a structural framework study in 2020. Drilling at Rojo Grande on the Del Carmen property was completed, and assays are pending, however the lithology-alteration assemblages observed in the drill core validated the existing geological model. Partial results from drilling at Del Carmen include 1.05 g/t gold over 45.5 metres and 0.86 g/t gold over 19.7 metres. Additional assays are expected to be released by Barrick in Q2 2021.

Management’s Discussion and Analysis - 7

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Metalla holds a 0.5% NSR royalty on the Del Carmen project which is the Argentine portion of the Alturas-Del Carmen project in the prolific El Indio belt.

Wasamac

On April 28, 2021, Yamana Gold Inc. (“Yamana”) provided an update on the Wasamac property and Camflo property through their first quarter results. Yamana commenced an exploration and infill drilling campaign to refine and expand upon the potential of Wasamac and its development alternatives. Following an in-depth review of the Wasamac feasibility study, Yamana identified opportunities to optimize the processing plant design and materials handling system to sustain a throughput rate of 7,000 tpd, an increase from the 6,000 tpd throughput stipulated in the 2018 feasibility study. Opportunities to increase metallurgical recoveries at Wasamac will be assessed through metallurgical drilling and test work. Yamana expects to release an updated feasibility study in the third quarter of 2021.

Metalla holds a 1.5% NSR on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Beaufor Mine

On April 29, 2021, Monarch Mining Corporation (“Monarch”) announced additional drill results from its exploration program at Beaufor with several significant intercepts including 187 g/t gold over 0.5 metres, 151.5 g/t gold over 0.5 metres and 147.5 g/t gold over 0.3 metres. Monarch continues to test for potential resources in proximity to the historical mine. On January 28, 2021, Monarch announced an updated resource estimate for the Beaufor mine. Monarch Mining will continue its exploration plan to grow the mineral resource with the ultimate plan to restart gold production within 8 to 14 months.

Metalla holds a 1.0% NSR on the Beaufor mine once Monarch has produced 100 Koz of gold. To date, approximately 27.3 Koz of gold have been produced from the property.

CentroGold

On April 22, 2021, Oz Minerals Limited (“Oz”) announced that field work for the relocation plan study resumed with final reports to be submitted to INCRA for approval in order to lift the injunction on the property. Work continues on environmental reports, updating the pre-feasibility study and progressing preparation for the village relocation.

Metalla holds a 1.0-2.0% NSR royalty on the CentroGold project.

Big Springs

On April 28, 2021, Anova Metals Limited (“Anova”) outlined drill permitting applications for the 2021 field program commenced with the goal of aggressively testing extensions to existing resources as well as drilling of high-potential, high-priority new exploration targets. On January 18, 2021 and January 25, 2021, Anova announced high grade drill results at the Big Springs project confirming and extending mineral resources. Significant intercepts include 3.96 g/t over 10.85 metres, 15.23 g/t over 5.49 metres, and 3.98 g/t gold over 4.54 metres. 2021 exploration is expected to continue to aggressively focus on extensions to high grade mineralization at Big Springs.

Metalla holds a 2.0% NSR royalty on the Big Springs project.

Management’s Discussion and Analysis - 8

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Exploration Stage Assets

As at March 31, 2021, the Company owned a large portfolio of exploration stage assets including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Voyageur Mineral Expl.	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Discovery Harbour Res.	Nevada, USA	Au	1.0% NSR (4)
Camflo Mine	Yamana Gold	Val d’Or, Quebec	Au	1.0% NSR
Capricho	Solaris Resources	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Newmont	Timmins, Ontario	Au	2.0% NSR
Carlin East	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR (4)
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Kirkland Lake Gold	Cochrane, Ontario	Au	2.0% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Fortuity 89	Newcrest Mining	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Anova Metals	Nevada, USA	Au	2.0% NSR (4)
Goodfish Kirana	Warrior Gold	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Contact Gold	Nevada, USA	Au	2.0% NSR
Guadalupe/Pararin	Pucara Resources	Peru	Au	1.0% NSR
Hot Pot/Kelly Creek	Nevada Exp./Austin Gold	Nevada, USA	Au	1.5% NSR (2)(4)
Island Mountain	Tuvera Exploration	Nevada, USA	Au	2.0% NSR (4)
Jersey Valley	Abacus Mining	Nevada, USA	Au	2.0% NSR (4)
Kings Canyon	Pine Cliff Energy	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Kirkland Lake Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambo	IAMGOLD	Peru	Au	1.0% NSR
Lourdes	Pucara Resources	Peru	Au, Ag	1.0% NSR
Mirado Mine	Orefinders/Kirkland Lake JV	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	IEP	Timmins, Ontario	Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(3)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR (2)(4)
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Puchildiza	Metalla	Chile	Au	1.5% NSR(5)
Red Hill	NuLegacy Gold Corp.	Nevada, USA	Au	1.5% GOR
Sirola Grenfell	Pelangio Exploration	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Stock	White Metal Res.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Newmont	Timmins, Ontario	Au	2.0% NSR

(1) Option to acquire the underlying and/or additional royalty

(2) Subject to partial buy-back and/or exemption

(3) Subject to closing conditions

(4) Subject to fixed royalty payments

(5) Option available

Management’s Discussion and Analysis - 9

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Below are updates during the three months ended March 31, 2021 and subsequent period to certain of our exploration assets and is based on information publicly filed by the applicable project owner:

Green Springs

Upon commencement of the 2021 drill program, Contact Gold Corp. (“Contact”) announced several drill highlights from drilling at the Green Springs project in 2020. In a news release dated March 24, 2021, drilling in the southern end of the mine trend returned 1.53 g/t oxide gold over 19.6 metres infilling a 100-metre gap in the southern extend of mineralization on the mine trend. In a news release dated April 14, 2021, Contact released a drill highlight from the Alpha zone in the northern end of the mine trend, intersection 1.4 g/t gold over 42.6 metres. In 2021, Contact’s exploration program is focused on rapidly expanding the footprint of oxidized gold mineralisation at Green Springs, by stepping out on high grade zones along the mine trend.

Metalla holds a 2.0% NSR Royalty on Green Springs.

Camflo

On April 28, 2021, Yamana provided an update on the Camflo property which is located adjacent to and north of the Canadian Malartic mine, Rand property and the recent Odyssey underground discovery. Given its close proximity to the Malartic Mine, it is being considered for inclusion in the Canadian Malartic General Partnership exploration program. A recent high resolution airborne magnetic survey of the Camflo property has identified three high priority drill targets with magnetic signatures similar to the historical Camflo mine. Data compilation also defined the presence of a porphyritic stock similar to that which hosted 90% of the historic 1.65Moz produced at the Camflo mine, located 800 metres to the east of the mine as an additional priority exploration target.

Metalla holds a 1.0% NSR Royalty on Camflo.

Red Hill

On April 27, 2021 NuLegacy Gold Corporation (“NuLegacy”) reported the presence of geochemical trends outlining a large mineralized system within the Rift Anticline target. Drilling has commenced for the 2021 spring-summer exploration program which will further explore the significant mineralization from the February 18, 2021, press release where NuLegacy announced they intersected significant gold mineralization at the Rift Anticline prospect. Significant intercepts included 1.6 g/t gold over 16.8 metres and 1.1 g/t gold over 13.9 metres. NuLegacy began drilling the remaining 12 or 13 holes at the Rift Anticline in March 2021.

Metalla holds a 1.5% GOR royalty on the Red Hill project.

Aureus East

On April 12, 2021, Aurelius Minerals Inc. (“Aurelius”) reported assay results from underground drilling at Aureus East of 17.4 g/t gold over 3 metres, 5.32 g/t gold over 14.2 metres and 15.1 g/t over 2.7 metres. On April 6, 2021, Aurelius reported high grade results of 132.4 g/t gold over 2 metres, 21 g/t gold over 0.5 metres and 2.91 g/t over 32 metres. Over the reminder of 2021, Aurelius expects to continue to drill its 10,000 metres drill program at the Aureus East project.

Metalla holds a 1.0% NSR royalty on the Aureus East project.

Fortuity 89

On April 12, 2021, Newcrest Mining Ltd. (“Newcrest”) provided details of its planned program for Fortuity 89 which include a geophysical program, ground gravity surveys and AMT resistivity surveys. The surveys will be undertaken along with a soil geochemical program intended to identify drill targets for testing this calendar year. On March 9, 2021, Discovery Harbour Resources Corp. announced it had entered an option and earn-in agreement with Newcrest on the Fortuity 89 property which is located four kilometres west of the Caldera property near Tonopah, Nevada. The option and earn-in agreement provide for

Management’s Discussion and Analysis - 10

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Newcrest to earn up to 75% of the project for total expenditures of $31.5 million and the completion of a positive preliminary economic assessment.

Metalla holds a 2.0% NSR royalty on the Fortuity 89 project.

Tower Stock

In a press release dated April 20, 2021, White Metal Resources Corp. announced the discovery of a new gold zone yielding 1.7 g/t gold over 82.5 metres in a new gold discovery named the Ellen Zone. The area of the new discovery has seen no historical drilling and is open in all directions.

Metalla holds a 2.0% NSR Royalty on the Tower Stock project.

Mirado

On April 21, 2021, Orefinders Resources Inc. announced a strategic partnership with Kirkland Lake Gold (“Kirkland Lake”) whereby Kirkland Lake will be granted the option to acquire up to a 75% interest in the Mirado, McGarry and Knight projects through incurring a total of C$60M in expenditures on the projects.

Metalla holds a 1.0% NSR Royalty capped at C$1.0 million and the right to buy an additional uncapped 1.0% NSR royalty for C$2.0 million on the Mirado mine.

Goodfish-Kirana

On April 14, 2021, Warrior Gold Inc. announced significant gold intercepts and the extension of the strike length in the A zone at Goodfish Kirana. Significant intercepts include 3.74 g/t gold over 6.8 metres and 3.85 g/t gold over 3.8 metres with an extension to the A zone structure to 650 metres length. A zone remains open at depth.

Metalla holds a 1.0% NSR royalty on the Goodfish-Kirana project.

Management’s Discussion and Analysis - 11

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Production and Sales from Royalties and Streams

The following table summarizes the attributable gold equivalent ounces sold by the Company’s royalty partners, including any amounts related to derivative royalty assets, for the three months ended March 31, 2021 and February 29, 2020:

	Three months ended
	March 31,	February 29,
	2021	2020
Attributable gold equivalent ounces(1) during the period from:
Wharf	247	-
NLGM(2)	47	69
Higginsville(3)	291	-
COSE	88	32
Joaquin	58	2
Endeavor Silver Stream	-	595
Total attributable gold equivalent ounces(1)	731	698

(1) For the methodology used to calculate attributable gold equivalent ounces see Non-IFRS Financial Measures.

(2) Adjusted for the Company’s proportionate share of NLGM held by Silverback.

(3) The Higginsville PPR is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company’s statement of profit and loss. However, operationally the Company is paid for the ounces sold similar to the Company’s other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2021.

CHANGE IN YEAR-END

In order to better align the Company’s reporting cycle with its peers and its royalty and stream partners, the Company changed its year-end to December 31, beginning with December 31, 2020. The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the transition year and new financial year are:

			Comparative		Comparative		Comparative
	Comparative		Annual Financial		Interim Periods		Interim Periods
	Annual Financial		Statements to	Interim Periods	to Interim	Interim Periods	to Interim
	Statements to	New Financial	New Financial	for Transition	Periods in	for New	Periods in New
Transition Year	Transition Year	Year	Year	Year	Transition Year	Financial Year	Financial Year
7 months ended	12 months ended	December 31, 2021	7 months ended	3 months ended	3 months ended	3 months ended	3 months ended
December 31, 2020	May 31, 2020		December 31, 2020	August 31, 2020	August 31, 2019	March 31, 2021	February 29, 2020
and
			12 months ended			6 months ended	6 months ended
			May 31, 2020			June 30, 2021	May 31, 2020

						9 months ended	9 months ended
						September 30,	August 31, 2020
2021

For additional information please see the Notice filed by the Company on October 9, 2020 which is available on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - 12

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

OUTLOOK

Primary sources of cash flows from royalties and streams for 2021 are expected to be Wharf, Higginsville, Joaquin, COSE, and NLGM. In 2021, the Company expects 2,200 to 3,200 attributable gold equivalent ounces(1). Similar to 2020, the Company expects attributable gold equivalent ounces to be weighted towards the second half of the year.

(1) For the methodology used to calculated attributable gold equivalent ounces see Non-IFRS Financial Measures.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to March 31, 2021:

	Three months	Four months
	ended	ended	Three months ended
	March 31,	December 31,	August 31,	May 31,
	2021	2020	2020	2020
Revenue from royalty and stream interests	$674,585	$962,783	$346,869	$37,607
Net loss	2,377,724	3,289,068	1,456,741	1,662,446
Dividends declared and paid	-	-	-	316,730
Loss per share - basic and diluted	0.06	0.08	0.04	0.05
Weighted average shares outstanding – basic	40,709,081	38,975,824	36,214,370	34,496,399

	Three months ended
	February 29,	November 30,	August 31,	May 31,
	2020	2019	2019	2019
Revenue from royalty and stream interests	$969,311	$1,638,997	$122,909	$680,274
Net loss	1,595,792	808,572	355,717	911,214
Dividends declared and paid	312,393	309,727	306,007	433,677
Loss per share - basic and diluted	0.05	0.02	0.01	0.03
Weighted average shares outstanding – basic	34,033,219	33,699,105	33,322,502	31,856,771

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company’s quarterly results are discussed below:

  For the three months ended March 31, 2021, revenue decreased compared to the previous quarter primarily due to the current period being a three-month period compared to the comparative to four months in the previous quarter.
  For the four months ended December 31, 2020, and the three months ended August 31, 2020, revenue increased compared to the previous quarters primarily as a result of acquiring the producing Wharf royalty.
  For the three months ended May 31, 2020, revenue decreased compared to the previous quarter due to the Endeavor Mine being put on care and maintenance leading to a significant decrease in attributable gold oz. production and significantly lower production from Joaquin and COSE due to mandated government shutdowns related to the COVID-19 pandemic.
  For the three months ended February 29, 2020, revenue decreased compared to the previous quarter, due to a decrease in attributable silver oz. delivered and sold at the Endeavor Mine. The decrease from the Endeavor mine was offset partially in the period as the Company received its first NSR payments from COSE and Joaquin NSR interests.
  For the three months ended November 30, 2019, revenue increased significantly compared to the three months ended August 31, 2019 and the three months ended May 31, 2019 as delivery delays encountered at the smelter at the Endeavour Mine in the three months ended August 31, 2019 and May 31, 2019, respectively, were resolved and a significant amount of attributable silver oz. was delivered and sold at the Endeavor Mine. The delays at the Endeavour Mine contributed directly to the decrease in revenue in the periods ended August 31, 2019 and May 31, 2019, respectively, compared to prior periods.
Management’s Discussion and Analysis - 13

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

Three Months Ended March 31, 2021

The Company’s net loss totaled $2.4 million for the three months ended March 31, 2021 compared with a net loss of $1.6 million for the three months ended February 29, 2020.

Significant items impacting the change in net loss included the following:

  a decrease in revenue from royalties and streams from $1.0 million for the three months ended February 29, 2020 to $0.7 million for the three months ended March 31, 2021, driven by the increased revenue from the Wharf royalty in the current period offsetting the suspension of operations at the Endeavor mine which was the primary source of revenue in the comparative period;
  an increase in general and administrative expenses from $0.7 million for the three months ended February 29, 2020 to $1.0 million for the three months ended March 31, 2021, driven primarily by an increase in the number of personnel employed by the Company, and increased transaction activity as the Company continues to expand its portfolio of royalties and streams; and
  an increase in share-based payments from $0.7 million for the three months ended February 29, 2020 to $1.0 million for the three months ended March 31, 2021, driven primarily by an increase in the calculated values for share-based payments tied to an increase in the Company’s share price.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company’s cash balance as at March 31, 2021 was $4.1 million (December 31, 2020 - $5.3 million) and its working capital was $4.0 million (December 31, 2020 - $8.5 million). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it has access to sufficient resources to undertake its current business plan for the foreseeable future. In order to meet is capital requirements the Company’s primary sources of cash flows are expected to be from the Wharf, Higginsville, Joaquin, COSE, and NLGM royalties and streams. For any capital requirement not covered by the cash flows from royalties and streams, the Company may: issue new shares through the ATM Program (as defined below) or other public and/or private placements, draw down additional funds under the Amended Loan Facility (as defined below), enter into new debt agreements, or sell assets.

During the three months ended March 31, 2021, cash decreased by $1.2 million. The decrease was due to net cash used in investing activities of $14.7 million, partially offset by cash provided by financing activities and operating activities of $13.5 million and $0.1 million, respectively. Exchange rate changes had a minimal impact on cash of less than $0.1 million.

Management’s Discussion and Analysis - 14

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Debt

In March 2019, the Company entered into a convertible loan facility (the “Loan Facility”) of C$12.0 million with Beedie to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of C$7.0 million, with the remaining C$5.0 million available for subsequent advances in minimum tranches of C$1.25 million. The Loan Facility carried an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal payment due April 21, 2023. At the option of Beedie, principal outstanding can be converted into common shares of the Company at a conversion price of C$5.56 per share. In August 2019, the Company drew down the initial advance of $5.4 million (C$7.0 million) (the “First Drawdown”) of which $3.2 million was allocated to the liability portion and the residual value of $2.1 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.6 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 23.5% per annum, with an expected life of four years.

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the “Loan Amendment”). As part of the Loan Amendment: (i) Beedie converted C$6.0 million of the First Drawdown; (ii) the Company drew down the remaining undrawn C$5.0 million available from the Loan Facility and the conversion price of C$9.90 per share; (iii) the Loan Facility was increased by an aggregate C$20.0 million. All future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day Volume Weighted Average Price (“VWAP”) of the Company’s shares on the date of such advance; (iv) if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices; and (v) the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5%.

In August 2020, the Company drew down $3.8 million (C$5.0 million) (the “Second Drawdown”) from the Amended Loan Facility of which $2.9 million was allocated to the liability portion and the residual value of $1.0 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.3 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately three years.

In August 2020, as per the terms of the Loan Amendment, Beedie converted C$6.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company. Upon conversion the Company derecognized $3.1 million from the liability, and $1.8 million from equity reserves and transferred $4.9 million to share capital. The Company also recorded a deferred income tax expense of $0.4 million with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the First Drawdown.

Following this conversion and draw down, under the Loan Facility and the Loan Amendment (together the “Amended Loan Facility”) the Company had C$1.0 million outstanding from the First Drawdown with a conversion price of C$5.56 per share, C$5.0 million outstanding from the Second Drawdown with a conversion price of C$9.90 per share, and had C$20.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In October 2020, Beedie converted the remaining C$1.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 179,856 common shares of the Company. Upon conversion the Company derecognized $0.5 million from the liability, and $0.3 million from equity reserves and transferred $0.8 million to share capital. The Company also recorded a deferred income tax expense of $0.2 million with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the First Drawdown.

In March 2021, the Company drew down $4.0 million (C$5.0 million) (the “Third Drawdown”), at a conversion price of C$14.30 per share, from the Amended Loan Facility of which $3.2 million was allocated to the liability portion and the residual value of $0.8 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.2 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately two years.

Management’s Discussion and Analysis - 15

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

In March 2021, as per the terms of the Loan Amendment, Beedie converted the entire C$5.0 million from the Second Drawdown at a conversion price of C$9.90 per share for a total of 505,050 common shares of the Company. Upon conversion the Company derecognized $3.2 million from the liability, and $1.0 million from equity reserves and transferred $4.1 million to share capital. The Company also recorded a deferred income tax expense of $0.3 million with an offset to equity reserves to unwind the deferred taxes that were recognized in August 2020 upon the Second Drawdown.

As at March 31, 2021, the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share from the Third Drawdown, and had C$15.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

For the three months ended March 31, 2021, the Company recognized finance charges of less than $0.1 million (three months ended February 29, 2020 - $0.1 million) related to costs associated with the Amended Loan Facility, including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

Cash Flows from Operating Activities

During the three months ended March 31, 2021, cash generated from operating activities was $0.1 million and was primarily the result of a net loss of $2.4 million, partially offset by $1.9 million for items not affecting cash, and by a $0.5 million increase in non-cash working capital items. During the three months ended February 29, 2020, net cash used in operating activities was $0.3 million and was primarily as a result of a net loss of $1.6 million, offset by $1.2 million for items not affecting cash, and by a $0.1 million increase in non-cash working capital items.

Cash Flows from Investing Activities

During the three months ended March 31, 2021, cash used in the Company’s investing activities was $14.7 million and was primarily related to the acquisition of royalties and streams. During the three months ended February 29, 2020, cash used in the Company’s investing activities was $0.8 million and was primarily related to the acquisition of royalties and streams.

Cash Flows from Financing Activities

During the three months ended March 31, 2021, cash provided by the Company’s financing activities was $13.5 million, which was primarily comprised of the drawdown of $4.0 million from the Amended Loan Facility, $0.1 million from the exercise of stock options, $9.5 million in proceeds from the ATM, partially offset by $0.1 million of finance charges and interest payments. During the three months ended February 29, 2020, cash provided by the Company’s financing activities was $1.0 million, which was primarily comprised of $1.5 million from the exercise of share purchase warrants and stock options, partially offset by $0.3 million of dividend payments, and $0.1 million of finance charges and interest payments.

At-The-Market Equity Program

In September 2020, the Company announced that it had entered into an equity distribution agreement (the “Distribution Agreement”) with a syndicate of agents (collectively, the “Agents”) to establish an At-The-Market equity program (the “ATM Program”). Under the ATM Program, the Company may distribute up to $20.0 million (or the equivalent in Canadian Dollars) in common shares of the Company (the “Offered Shares”). The Offered Shares will be sold by the Company, through the Agents, to the public from time to time, at the Company’s discretion, at the prevailing market price at the time of sale. The net proceeds from the ATM Program will be used to finance the future purchase of royalties and streams and for general working capital purposes. The Distribution Agreement may be terminated at any time by the Company or the Agents and if not so terminated will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of $20.0 million (or the equivalent in Canadian Dollars); or (b) June 1, 2022. For additional details about the ATM Program please see the press release by the Company dated September 4, 2020 and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Management’s Discussion and Analysis - 16

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

From inception of the ATM Program to March 31, 2021, the Company had distributed 1,314,193 common shares under the ATM Program at an average price of $9.88 per share for gross proceeds of $13.0 million, with aggregate commissions paid or payable to the Agents  and other share issue costs of $0.6 million, resulting in aggregate net proceeds of $12.4 million.  As at the date of this MD&A, the Company had distributed a total of 1,809,300 common shares under the ATM program for gross proceeds of $17.4 million.   As discussed below under “Events After the Reporting Date”, the Company anticipates terminating the ATM Program and entering into a new 2021 ATM Program (as defined below).

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  42,302,988 common shares issued and outstanding;
  2,903,854 stock options outstanding with a weighted average exercise price of C$6.70; and
  478,000 unvested restricted share units.

Dividends

The Company’s long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company. While the Company paid monthly dividends to holders of its common shares for each quarter during the financial year ended May 31, 2020, the Company has not declared or paid dividends subsequent to May 31, 2020. Going forward, the board of directors of the Company will continue to monitor the impact of the COVID-19 pandemic and assess the Company's ability to pay dividends in respect of a particular quarter during its financial year.

Requirement for additional financing

Management believes that the Company’s current operational requirements and capital investments can be funded from existing cash, cash generated from operations, funds available under the Amended Loan Facility, and funds raised in the ATM Program. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

Management’s Discussion and Analysis - 17

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes the Chief Executive Officer and Chief Financial Officer) for services rendered and compensation for members of the Board of Directors in their capacity as directors of the Company. During the three months ended March 31, 2021, the Company’s key management compensation was as follows:

	Three months ended
	March 31,	February 29,
	2021	2020
Salaries and fees	$219,547	$129,895
Share-based payments	765,397	590,207
	$984,944	$720,102

As at March 31, 2021, the Company had $Nil (December 31, 2020 - $0.5 million) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at March 31, 2021, the Company had $Nil (December 31, 2020 - less than $0.1 million) due from directors and management related to the payment of withholding amounts. As at March 31, 2021, the Company had $Nil (December 31, 2020 - less than $0.1 million) due to Nova Royalty Corp., which is related to the Company by virtue of having two common directors on the respective boards of directors.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

As at March 31, 2021, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	4 years	Total
Trade and other payables	$1,034,007	$-	$-	$1,034,007
Loans payable principal and interest payments	374,464	4,624,305	-	4,998,769
Payments related to acquisition of royalties and streams	3,000,000	-	-	3,000,000
Total commitments	$4,408,471	$4,624,305	$-	$9,032,776

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of March 31, 2021.

Management’s Discussion and Analysis - 18

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	March 31,	December 31,
	2021	2020
Financial assets
Amortized cost:
Cash	$4,132,746	$5,299,904
Royalty, derivative royalty, and stream receivables	838,048	1,547,895
Other receivables	249,108	265,680
Fair value through profit or loss:
Derivative royalty asset	5,663,545	6,432,610
Marketable securities	44,533	43,984
Total financial assets	$10,927,980	$13,590,073

Financial liabilities
Amortized cost:
Trade and other payables	$4,034,007	$1,772,304
Loans payable	3,176,663	3,062,706
Total financial liabilities	$7,210,670	$4,835,010

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

• Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

• Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, derivative royalty, and stream receivables that are receivable to the Company without further adjustments are classified as amortized cost. The fair value of the Company’s loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates. The derivative royalty asset was valued using inputs that are not observable, including a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate. Therefore, the derivate royalty asset is classified within Level 3 of the fair value hierarchy.

The Company’s activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Management’s Discussion and Analysis - 19

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s non‐current liability are disclosed in Note 8 in the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2021. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at March 31, 2021, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company’s pre-tax income or loss of less than $0.1 million.

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable gold equivalent ounce, (b) average cash cost per attributable gold equivalent ounce, (c) average realized price per attributable gold ounce, (d) operating cash margin per attributable gold equivalent ounce, which is based on the two preceding measures, and (e) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable gold equivalent ounce

Attributable gold equivalent ounces are composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period, plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period. Included in the calculation of attributable gold equivalent ounces is any cash received from the Higginsville PPR royalty which is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the Company’s statement of financial position and not shown as revenue on the Company’s statement of profit and loss. However, operationally as the Company receives payment similar to the Company’s other royalty interests, the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2021.

Management’s Discussion and Analysis - 20

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Attributable gold equivalent ounces are composed of:

  payable gold ounces attributable to the Company; plus
  an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period; plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

Average cash cost per attributable gold equivalent ounce

Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s total cash cost of sales, excluding depletion by the number of attributable gold equivalent ounces.

The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

The Company’s average cash cost per attributable gold equivalent ounce for the three months ended March 31, 2021 and February 29, 2020 was:

	Three months ended
	March 31,	February 29,
	2021	2020
Cost of sales, excluding Depletion	$-	$327,981
Cost of sales for NLGM(1)	8,443	10,693
Adjust for:
Refining charge	-	42,519
Total cash cost of sales	8,443	381,193
Total attributable gold equivalent ounces	731	698
Average cash cost per attributable gold equivalent ounce	$12	$546

(1) Adjusted for the Company’s proportionate share of NLGM held by Silverback.

Management’s Discussion and Analysis - 21

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Average realized price per attributable gold equivalent ounce

Average realized price per attributable gold equivalent ounce is calculated by dividing the Company’s revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable gold equivalent ounces sold.

The Company presents average realized price per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

The Company’s average realized per attributable gold equivalent ounce for the three months ended March 31, 2021 and February 29, 2020 was:

	Three months ended
	March 31,	February 29,
	2021	2020
Royalty revenue	$674,585	$49,227
Payments from derivative assets(3)	521,308	-
Revenue from NLGM(1)	84,429	106,934
Sales from stream interests	-	920,084
Adjust for:
Refining charge	-	42,519
Sales from stream and royalty interests	1,280,322	1,118,764
Total attributable gold equivalent oz. sold	731	698
Average realized price per attributable gold equivalent oz .	$1,751	$1,603

Operating cash margin per attributable gold equivalent oz . (2)	$1,739	$1,057

(1) Adjusted for the Company’s proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable gold equivalent ounce is calculated by subtracting from the average realized price per attributable gold equivalent ounce the average cash cost per attributable gold equivalent ounce.

(3) The Higginsville PPR is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company’s statement of profit and loss. However, operationally the Company is paid for the ounces sold similar to the Company’s other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2021.

Adjusted EBITDA

Management uses Adjusted EBITDA to evaluate the Company’s operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to, net income (loss) or cash flow provided by operating activities as determined under IFRS.

Management’s Discussion and Analysis - 22

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

The Company’s adjusted EBITDA for the three months ended March 31, 2021 and February 29, 2020 was:

	Three months ended
	March 31,	February 29,
	2021	2020
Net loss	$(2,377,724)	$(1,595,792)
Adjusted for:
Interest expense	167,453	197,605
Finance charges	55,135	23,895
Income tax provision	52,352	402,444
Depletion and amortization	474,156	221,568
Foreign exchange loss	132,672	19,713
Share-based payments (1)	993,721	678,131
Adjusted EBITDA	$(502,235)	$(52,436)

(1) Includes stock options and restricted share units.

EVENTS AFTER THE REPORTING DATE

Subsequent to March 31, 2021, the Company:

  acquired an existing 2.5% NSR royalty on Minera Alamos Ltd.’s La Fortuna project, from Argonaut Gold Ltd. for aggregate consideration of $2.25 million in cash, of which $1.25 million was paid upon closing and the remaining $1.0 million is payable six months after closing. The 2.5% NSR which is capped at $4.5 million will be in addition to Metalla’s uncapped 1.0% NSR royalty to increase the total royalty exposure to 3.5% on the La Fortuna project, and effective May 14, 2021, intends to terminate the Distribution Agreement with respect to the ATM Program established in September 2020.  The Distribution Agreement allowed the Company to distribute up to $20.0 million (or the equivalent in Canadian dollars) of common shares.  From inception in September 2020 to May 14, 2021, the Company distributed a total 1,809,300 common shares under the ATM Program for gross proceeds of $17.4 million.  The Company has no continuing obligation associated with the Distribution Agreement and the remaining $2.6 million of common shares available for sale under the ATM program will not be issued.  Furthermore, the Company intends to enter into a new equity distribution agreement with a syndicate of agents to establish a new At-The-Market equity program (the “2021 ATM Program”).  Under the 2021 ATM Program, the Company is expecting to distribute up to $35.0 million (or the equivalent in Canadian dollars) in common shares of the Company.
Management’s Discussion and Analysis - 23

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company’s significant accounting policies and estimates are disclosed in Note 2 of the annual consolidated financial statements for the seven months ended December 31, 2020.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s Disclosure Controls and Procedures (“DCP”) are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at March 31, 2021. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as at March 31, 2021, the Company’s disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (“ICFR”). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management’s Discussion and Analysis - 24

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Changes in ICFR

There has been no change in our internal control over financial reporting during the three months ended March 31, 2021, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision–making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost–effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

The Company’s ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company’s Annual Information Form dated March 26, 2021, which is available on www.sedar.com.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

Unless otherwise indicated, all of the mineral reserves and mineral resources disclosed in this MD&A have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the “SEC”). Accordingly, the scientific and technical information contained in this MD&A, including estimates of mineral reserves and mineral resources, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in “National Instrument 43-101 Standards of disclosure for mineral projects”.

Management’s Discussion and Analysis - 25

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively. “forward-looking statements”) within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward- looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

• future events or future performance of Metalla;

• the completion of the Company’s royalty purchase transactions;

• the Company’s plans and objectives;

• the Company’s future financial and operational performance;

• expectations regarding steam and royalty interests owned by the Company;

• the satisfaction of future payment obligations by Metalla;

• the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;

• the future availability of funds, including drawdowns pursuant to the Amended Loan Facility;

• the effective interest rate of drawdowns under the Amended Loan Facility and the life expectancy thereof;

• the future conversion of funds drawn down by Metalla under the Amended Loan Facility;

• the completion by property owners of announced drilling programs and other planned activities in relation to properties on which the Company holds a royalty or streaming interest;

• future disclosure by property owners and the expected timing thereof;

• the potential restart of the Endeavor mine;

• the estimated production at Wharf, Higginsville, Beta Hunt and NLGM;

• the estimated silver and gold production at COSE and Joaquin;

• the forecasted JORC resource on New Luika;

• the release of additional assays at Del Carmen in Q2 2021;

• the completion of an updated feasibility study at Wasamac and the expected timing thereof;

• the future exploration plan and the future restart of gold production at the Beaufor Mine;

• the lifting of the injunction at the CentroGold property;

• the potential inclusion of the Camflo property in the Canadian Malartic General Partnership exploration program;

• the completion of a positive preliminary economic assessment for Fortuity 89;

• the future earn-in by Newcrest of a 75% interest in the Fortuity 89 project;

• the exercise of Kirkland Lake’s option to acquire up to a 75% interest in the Mirado, McGarry and Knight projects;

• the availability of cash flows from the Wharf, Higginsville, Joaquin, COSE and NLGM royalties and streams;

• royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;

• the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;

• future gold and silver prices;

• the date upon which owners and operators of properties in which Metalla holds, or may acquire, an interest who have had their operations affected by COVID-19 will restart operations or resume planned operations;

Management’s Discussion and Analysis - 26

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

• other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;

• estimates of future production;

• costs and other financial or economic measures;

• prospective transactions;

• growth and achievements;

• financing and adequacy of capital;

• future payment of dividends;

• future sales of Offered Shares under the ATM Program, the 2021 ATM Program, or other public and/or private placements of equity, debt or hybrids thereof;

• the Company’s ability to fund its current operational requirements and capital projects; and

• the entering into a new equity distribution agreement and establishing the 2021 ATM Program.

Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

• risks related to epidemics, pandemics or other public health crises, including COVID-19 global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla’s business, operations and financial condition;

• risks related to commodity price fluctuations;

• the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;

• risks related to exchange rate fluctuations;

• that payments in respect of streams and royalties may be delayed or may never be made;

• risks related to Metalla’s reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;

• that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;

• business opportunities that become available to, or are pursued by, Metalla;

• that Metalla’s cash flow is dependent on the activities of others;

• that Metalla has had negative cash flow from operating activities;

• risks related to the Santa Gertrudis property;

• that some royalty and stream interests are subject to rights of other interest-holders;

• risks related to global financial conditions;

• that Metalla is dependent on its key personnel;

• risks related to Metalla’s financial controls;

• dividend policy and future payment of dividends;

• competition;

• risks related to the operators of the properties in which Metalla holds, or may acquire, a royalty or stream or other interest, including changes in the ownership and control of such operators;

• that Metalla’s royalties and streams may have unknown defects;

Management’s Discussion and Analysis - 27

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

• that Metalla’s royalties and streams may be unenforceable;

• that Metalla may not be able to obtain adequate financing in the future;

• litigation;

• risks related to Metalla’s current credit facility and financing agreements;

• title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;

• interpretation by government entities of tax laws or the implementation of new tax laws;

• credit and liquidity risk;

• risks related to Metalla’s information systems and cyber security;

• risks posed by activist shareholders;

• that Metalla may suffer reputational damage in the ordinary course of business;

• risks related to acquiring, investing in or developing resource projects;

• risks applicable to owners and operators of properties in which Metalla holds an interest;

• exploration, development and operating risks;

• risks related to climate change; environmental risks;

• that exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;

• risks associated with the acquisition and maintenance of mining infrastructure;

• that Metalla’s success is dependent on the efforts of operators’ employees;

• risks related to mineral resource and mineral reserve estimates;

• that mining depletion may not be replaced by the discovery of new mineral reserves; that operators’ mining operations are subject to risks that may not be able to be insured against;

• risks related to land title; risks related to international operations;

• risks related to operating in countries with developing economies; risks associated with the construction, development and expansion of mines and mining projects;

• risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;

• that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in

Metalla’s subsidiaries in that jurisdiction;

• the volatility of the stock market; that existing securityholders may be diluted;

• risks related to Metalla’s public disclosure obligations;

• risks associated with future sales or issuances of debt or equity securities;

• risks associated with Metalla’s ATM Program;

• that there can be no assurance that an active trading market for Metalla’s securities will be sustained;

• risks related to the enforcement of civil judgments against Metalla;

• risks relating to Metalla potentially being a passive “foreign investment company” within the meaning of U.S. federal tax laws; and

• other factors identified and as described in more detail under the heading “Risk Factors” contained in this MD&A, and in the Company’s Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedar.com and the SEC at www.sec.gov.

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues; integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Management’s Discussion and Analysis - 28

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2021 (Expressed in United States dollars, unless otherwise indicated)

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - 29